UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Columbia Laboratories, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

197779101

(CUSIP Number)

David M. Knott

Chief Executive Officer

Dorsett Management Corporation

485 Underhill Boulevard, Suite 205

Syosset, New York 11791

(516) 364-0303

With a copy to:

Howard A. Neuman, Esq.

Satterlee Stephens Burke & Burke LLP

230 Park Avenue

New York, NY 10169

(212) 818-9200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 22, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1 (f) or 240.13d-1 (g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §13d-7 (b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 197779101		13D

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David M. Knott

2	Check the Appropriate Box if a Member of a Group.(See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power shares of Common Stock 6,751,695

	8	Shared Voting Power shares of Common Stock 42,766

	9	Sole Dispositive Power shares of Common Stock 6,793,861

	10	Shared Dispositive Power shares of Common Stock 600

11	Aggregate Amount Beneficially Owned by Each Reporting Person shares of Common Stock 6,794,461

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.6%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 197779101		13D

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dorset Management Corporation 11-2873658

2	Check the Appropriate Box if a Member of a Group.(See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power shares of Common Stock 6,660,885

	8	Shared Voting Power shares of Common Stock 42,166

	9	Sole Dispositive Power shares of Common Stock 6,703,051

	10	Shared Dispositive Power shares of Common Stock 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person shares of Common Stock 6,703,051

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.5%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

Capitalized terms used herein without definition have the meanings ascribed to them in the Schedule 13D filed on July 16, 1998 (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement is being filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to reflect the Reporting Persons’s election, on November 22, 2011, to convert an aggregate of 1,260 shares of Convertible Preferred stock, Series E held in managed accounts for an aggregate of 63,000 shares of the Company’s Common Stock.  This statement also reflects the change in beneficial ownership of the Reporting Persons as the result of the retirement of Campbell as a senior analyst of DMC and his withdrawal as a member of KPM.  The change in the beneficial ownership percentages reported on this Schedule also reflect changes in the number of shares of Common Stock outstanding since the most recent previously filed Schedule 13D for the Reporting Persons.

Item 2.	Identity and Background.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4.	Purpose of Transaction.

This Item is being amended solely to add the following paragraph after the first paragraph:

The Common Stock beneficially owned by the Reporting Persons was acquired solely for investment purposes, and not with a view towards influencing any extraordinary corporate transaction, any change in the Company’s board of directors or management, or any other change in the Company’s business, corporate structure or capitalization. The Reporting Persons do not have any present plan or proposal that would relate to or result in any of the actions or transactions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

This Item is being amended solely as follows:

(a)-(b) David M. Knott and Dorset Management Corporation (“DMC”): See Rows 7 through 11 on pages 2-3.

The 6,703,051shares of Common Stock reported as beneficially owned by DMC in Row 11 on page 3 are comprised of (i) 4,311,344 shares of Common Stock, (ii) 1,137,000 shares of Common Stock issuable upon the conversion the Preferred Shares and (iii) 1,254,707 shares of Common Stock issuable upon the exercise of the Warrants. The 6,794,461 shares of Common Stock reported as beneficially owned by David M. Knott in Row 11 on page 2 are comprised of the same securities described above, plus 91,410 shares of Common Stock.

(c) Except as set forth in Item 1 above, during the past 60 days, the Reporting Persons have not beneficially acquired any Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 23, 2011
Date

/s/David M. Knott
David M. Knott

DORSET MANAGEMENT CORPORATION

By:	/s/David M. Knott
David M. Knott, President